Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C.
152
SECTION


03022434

May 27, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


PROCESSED
SUPPL
JUN 11 2003
THOMSON
FINANCIAL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

Man Group plc
27 May 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 26 May 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.38, up 2.24% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT

This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
20 May 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 May 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.89, up 1.86% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
13 May 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 12 May 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.49, up 3.27% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MSS Nominees Limited	34,630
Chase Nominees Limited	1,087,020
RBS Trust Bank	340,900
Bankers Trust	706,098
Nortrust Nominees Limited	457,161
BT Globenet Nominees Ltd	93,190
Bank of New York – Europe	15,600
Northern Trust	747,820
HSBC	304,537
State Street Nominees Ltd	373,293
Mellon Trust	234,720
National Cities	36,500
Royal Trust	22,867
HSBC Client Holdings Nominee (UK) Ltd	1,905,478
Nordea	7,300
Bank of New York – London	533,702
State Street Bank & Trust	833,177
NAB – Australia	104,648
Mellon Bank	34,971
Credit Suisse FST BOS Zurich	5,100
Citibank	74,401
Bank of Bermuda	45,980
Japan Trustee Svcs Bk Lt	5,400
Deutsche Bank AG, London	154,721
Mitsubishi Trust	3,990
Chuo Trust Bank	4,800
JP Morgan	705,738

Brown Brothers Harriman	38,200
Mellon Nominees Ltd	34,700
Chase Manhattan Bank London	228,341
Chase Manhattan Bank AG Frankfurt	14,200
Master Trust Bank of Japan	9,830
Bank of New York, Brussels	130,849
National Australia Bank	24,980
PICG	2,900
BNP Paribas	15,502
Deutsche Bank	7,200

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

19 May 2003

12. Total holding following this notification

9,380,444

13. Total percentage holding of issued class following this notification

3.05%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7285 3254

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

20 May 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

We have been notified that Mr Rainer Marc Frey no longer has a notifiable interest under Section 198 of the Companies Act 1985 in the issued share capital of Man Group plc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Mr Rainer Marc Frey

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

571,289

8. Percentage of issued class

0.186%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

22 May 2003

11. Date company informed

23 May 2003

12. Total holding following this notification

8,833,794 shares

13. Total percentage holding of issued class following this notification

2.88%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7285 3254

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke

Date of notification